FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.


10015123

SUPPL

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

January 14, 2010

SEC Mail Processing
Section

JAN 25 2010

Washington, DC
112

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated January 14, 2010</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

1/28

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 14, 2010**

News Release: **10-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES RE-ASSAY RESULTS FROM VIKING NEW HIGH GRADE ZONES IDENTIFIED

Northern Abitibi Mining Corp. ("Northern Abitibi") has received re-assay results on larger size samples for holes 08VK-10 through 09VK-21 from the Viking project and is pleased to announce that several intervals have seen significant gold grade increases.

New Assay Results

Previous test work at Viking has demonstrated that utilizing larger samples sizes can significantly increase the gold grades from Viking as more grains of the nuggety free gold present in the system are captured in the sample. In December 2009, the Company submitted 783 drill core samples to be re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. Results for the first 342 samples (holes 10 through 21) have been received and are discussed below. The results for the remaining samples are expected within 2 to 3 weeks.

New high grade zones grading 15.5 grams per tonne (g/t) gold over 2.7 metres and 55.7 g/t gold over 0.6 metres have been identified in hole 09VK-21 as a result of using the larger sample sizes. Gold grades in a number of lower grade zones have also substantially increased as highlighted by hole 09VK-14 which had a 57.4 metre interval increase from 2.6 to 2.8 g/t gold, and hole 09VK-21 which had a 40.5 metre interval increase from 1.0 to 1.8 g/t gold. Select results are summarized in the table below.

Summary of select intervals re-assayed using a total pulp preparation – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
08VK-10	29.5	33.5	4.0	**4.0**	3.2
09VK-14	20.6	78.0	57.4	**2.8**	2.6
including	48.3	52.6	4.3	**20.6**	18.4
including	73.5	74.5	1.0	**12.2**	7.0
09VK-21	4.7	45.2	40.5	**1.8**	1.0
including	18.9	21.6	2.7	**15.5**	3.4
including	21.0	21.6	0.6	**55.7**	2.1

*The true widths of the mineralized intercepts have not been determined.

The 342 re-assayed samples have returned a range of values with some coming back lower than the original assay and some coming back higher. Many composite intervals remain essentially unchanged whereas some show a marked increase as highlighted above. Overall the results show positive increases in gold zones and illustrate that utilizing larger diameter drill core and maximizing sample size could significantly increase the gold grades obtained at Viking. The overall percent grade increase will be assessed once all of the re-assay data has been received.

Cyanide Soluble Analyses

Fourteen mineralized drill core samples from several locations along the Thor Trend were analysed for cyanide soluble gold at Accurassay Laboratories to get an early indication of the nature of gold mineralization at Viking. The results show that 86.1% to 96.4% of the gold in the samples is cyanide soluble, with an average of 92.4%. These results are extremely positive, showing the Viking mineralization is not refractory, and suggesting it could be amenable to relatively simple extraction techniques.

Display at Roundup 2010
Northern Abitibi will have a poster and core display featuring the Viking project at the Mineral Exploration Roundup in Vancouver January 18th to 20th. The display will be located in the Newfoundland Rock Room located in the Cowichan and Coquitlam Rooms on the upper level at the Westin Bayshore, Vancouver. We invite you to stop by and visit our display, meet management, and discuss our aggressive exploration plans for 2010.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, 57.4 metres grading 2.8 g/t gold, 41.4 metres grading 2.0 g/t gold, and 40.5 metres grading 1.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). Gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JANUARY 14, 2010

News Release: **10-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES RE-ASSAY RESULTS FROM VIKING NEW HIGH GRADE ZONES IDENTIFIED

Northern Abitibi Mining Corp. ("Northern Abitibi") has received re-assay results on larger size samples for holes 08VK-10 through 09VK-21 from the Viking project and is pleased to announce that several intervals have seen significant gold grade increases.

New Assay Results

Previous test work at Viking has demonstrated that utilizing larger samples sizes can significantly increase the gold grades from Viking as more grains of the nuggety free gold present in the system are captured in the sample. In December 2009, the Company submitted 783 drill core samples to be re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. Results for the first 342 samples (holes 10 through 21) have been received and are discussed below. The results for the remaining samples are expected within 2 to 3 weeks.

New high grade zones grading 15.5 grams per tonne (g/t) gold over 2.7 metres and 55.7 g/t gold over 0.6 metres have been identified in hole 09VK-21 as a result of using the larger sample sizes. Gold grades in a number of lower grade zones have also substantially increased as highlighted by hole 09VK-14 which had a 57.4 metre interval increase from 2.6 to 2.8 g/t gold, and hole 09VK-21 which had a 40.5 metre interval increase from 1.0 to 1.8 g/t gold. Select results are summarized in the table below.

Summary of select intervals re-assayed using a total pulp preparation – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
08VK-10	29.5	33.5	4.0	**4.0**	3.2
09VK-14	20.6	78.0	57.4	**2.8**	2.6
including	48.3	52.6	4.3	**20.6**	18.4
including	73.5	74.5	1.0	**12.2**	7.0
09VK-21	4.7	45.2	40.5	**1.8**	1.0
including	18.9	21.6	2.7	**15.5**	3.4
including	21.0	21.6	0.6	**55.7**	2.1

*The true widths of the mineralized intercepts have not been determined.

The 342 re-assayed samples have returned a range of values with some coming back lower than the original assay and some coming back higher. Many composite intervals remain essentially unchanged whereas some show a marked increase as highlighted above. Overall the results show positive increases in gold zones and illustrate that utilizing larger diameter drill core and maximizing sample size could significantly increase the gold grades obtained at Viking. The overall percent grade increase will be assessed once all of the re-assay data has been received.

Cyanide Soluble Analyses

Fourteen mineralized drill core samples from several locations along the Thor Trend were analysed for cyanide soluble gold at Accurassay Laboratories to get an early indication of the nature of gold mineralization at Viking. The results show that 86.1% to 96.4% of the gold in the samples is cyanide soluble, with an average of 92.4%. These results are extremely positive, showing the Viking mineralization is not refractory, and suggesting it could be amenable to relatively simple extraction techniques.

Display at Roundup 2010
Northern Abitibi will have a poster and core display featuring the Viking project at the Mineral Exploration Roundup in Vancouver January 18th to 20th. The display will be located in the Newfoundland Rock Room located in the Cowichan and Coquitlam Rooms on the upper level at the Westin Bayshore, Vancouver. We invite you to stop by and visit our display, meet management, and discuss our aggressive exploration plans for 2010.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, 57.4 metres grading 2.8 g/t gold, 41.4 metres grading 2.0 g/t gold, and 40.5 metres grading 1.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). Gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 14, 2010**

News Release: **10-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES RE-ASSAY RESULTS FROM VIKING NEW HIGH GRADE ZONES IDENTIFIED

Northern Abitibi Mining Corp. ("Northern Abitibi") has received re-assay results on larger size samples for holes 08VK-10 through 09VK-21 from the Viking project and is pleased to announce that several intervals have seen significant gold grade increases.

New Assay Results

Previous test work at Viking has demonstrated that utilizing larger samples sizes can significantly increase the gold grades from Viking as more grains of the nuggety free gold present in the system are captured in the sample. In December 2009, the Company submitted 783 drill core samples to be re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. Results for the first 342 samples (holes 10 through 21) have been received and are discussed below. The results for the remaining samples are expected within 2 to 3 weeks.

New high grade zones grading 15.5 grams per tonne (g/t) gold over 2.7 metres and 55.7 g/t gold over 0.6 metres have been identified in hole 09VK-21 as a result of using the larger sample sizes. Gold grades in a number of lower grade zones have also substantially increased as highlighted by hole 09VK-14 which had a 57.4 metre interval increase from 2.6 to 2.8 g/t gold, and hole 09VK-21 which had a 40.5 metre interval increase from 1.0 to 1.8 g/t gold. Select results are summarized in the table below.

Summary of select intervals re-assayed using a total pulp preparation – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Re-assay Au g/t	Original Au g/t
08VK-10	29.5	33.5	4.0	**4.0**	3.2
09VK-14	20.6	78.0	57.4	**2.8**	2.6
including	48.3	52.6	4.3	**20.6**	18.4
including	73.5	74.5	1.0	**12.2**	7.0
09VK-21	4.7	45.2	40.5	**1.8**	1.0
including	18.9	21.6	2.7	**15.5**	3.4
including	21.0	21.6	0.6	**55.7**	2.1

*The true widths of the mineralized intercepts have not been determined.

The 342 re-assayed samples have returned a range of values with some coming back lower than the original assay and some coming back higher. Many composite intervals remain essentially unchanged whereas some show a marked increase as highlighted above. Overall the results show positive increases in gold zones and illustrate that utilizing larger diameter drill core and maximizing sample size could significantly increase the gold grades obtained at Viking. The overall percent grade increase will be assessed once all of the re-assay data has been received.

Cyanide Soluble Analyses

Fourteen mineralized drill core samples from several locations along the Thor Trend were analysed for cyanide soluble gold at Accurassay Laboratories to get an early indication of the nature of gold mineralization at Viking. The results show that 86.1% to 96.4% of the gold in the samples is cyanide soluble, with an average of 92.4%. These results are extremely positive, showing the Viking mineralization is not refractory, and suggesting it could be amenable to relatively simple extraction techniques.

Display at Roundup 2010
Northern Abitibi will have a poster and core display featuring the Viking project at the Mineral Exploration Roundup in Vancouver January 18th to 20th. The display will be located in the Newfoundland Rock Room located in the Cowichan and Coquitlam Rooms on the upper level at the Westin Bayshore, Vancouver. We invite you to stop by and visit our display, meet management, and discuss our aggressive exploration plans for 2010.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, 57.4 metres grading 2.8 g/t gold, 41.4 metres grading 2.0 g/t gold, and 40.5 metres grading 1.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). Gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.
